Exhibit 5.1

March 23, 2016

Antero Midstream Partners LP

1615 Wynkoop Street

Denver, Colorado 80202

Ladies and Gentlemen:

We have acted as counsel to Antero Midstream Partners LP, a Delaware limited partnership (the “Partnership”), in connection with the preparation and filing of a registration statement on Form S-3 (the “Registration Statement”) by the Partnership relating to the offer and sale of up to an aggregate of 9,200,000 common units (the “Common Units”) representing limited partner interests in the Partnership by the selling unitholder named in the Registration Statement proposed to be filed by the Partnership with the Securities and Exchange Commission (the “Commission”), which includes up to 1,200,000 Common Units that may be sold pursuant to the underwriter’s option to purchase additional Common Units.

We are rendering this opinion as of the time of the Registration Statement becomes effective, which Registration Statement becomes automatically effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act of 1933, as amended (the “Securities Act”).

As the basis for the opinion hereinafter expressed, we examined such statutes, including the Delaware Revised Uniform Limited Partnership Act (the “Delaware LP Act”), and the Partnership’s respective records and documents, certificates of the Partnership and public officials, and other instruments and documents as we deemed necessary or advisable for the purposes of this opinion. In such examination, we have assumed the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies.

Based on the foregoing and on such legal considerations as we deem relevant, we are of the opinion that (i) the Common Units have been validly issued, fully paid (to the extent required under the Agreement of Limited Partnership of Antero Midstream Partners LP, as amended) and non-assessable (except as such nonassessability may be affected by Section 17-609 or 17-804 of the Delaware LP Act) and (ii) purchasers of the Common Units will have no obligation under the Delaware LP Act, the Partnership’s governing documents or any resolution or other action taken under the Partnership’s governing documents, to make further payments to the Partnership or its creditors for their purchase of Common Units or contributions to the Partnership or its creditors solely by reason of their ownership of Common Units or their status as limited partners of the Partnership.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

The foregoing opinion is limited to the federal laws of the United States of America, the Constitution of the State of Delaware and the Delaware LP Act, each as interpreted by the courts of the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

We hereby consent to the reference to us under the heading “Legal Matters” in the Registration Statement and the filing of this opinion as an exhibit to the Registration Statement. By giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act and the rules and regulations thereunder.

Very truly yours,

/s/ Vinson & Elkins L.L.P.

Vinson & Elkins L.L.P.